

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2024

Michael DePasquale
Chief Executive Officer
Bio-Key International Inc.
101 Crawfords Corner Road, Suite 4116
Holmdel, NJ 07733

> **Re: Bio-Key International Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-276773**
> **Filed January 30, 2024**

Dear Michael DePasquale:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim at 202-551-3297 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Vincent Vietti, Esq.